EXHIBIT 99.1

Golar LNG Limited - 2016 share option plan

Hamilton, Bermuda, Nov. 17, 2016 (GLOBE NEWSWIRE) -- Prior to the Nasdaq opening on November 15, 2016, the Board of Golar LNG Limited ("Golar" or the "Company") authorized the issuance of 1,499,650 options to purchase shares to all employees of the Company and its subsidiaries under the Company's existing share option scheme. The issued options have a strike price of $23.50 per share, which is consistent with the closing price of the Company's recent follow-on offering. The strike price will be adjusted for each time the Company pays dividends. One third of recipients' allotted options will vest on November 15, 2017, the second third will vest one year later and the final third will vest on November 15, 2019. The option period is five years.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from  those expressed or implied by such forward-looking statements.

Hamilton, Bermuda

November 17, 2016

Enquiries:

Golar Management Limited: +44 207 063 7900

Brian Tienzo

Stuart Buchanan